Free Writing Prospectus

Filed Pursuant to Rule 433

Dated November 21, 2016

Registration Statement No. 333-209394

Relating to

Prospectus dated February 4, 2016

Zimmer Biomet Holdings, Inc. (rated Baa3 (negative) by Moody’s / BBB (stable) by S&P) has mandated BNP Paribas, HSBC, and RBC Capital Markets to arrange a series of fixed income investor meetings in Europe to occur November 29 – December 1. An inaugural Euro-denominated SEC-Registered senior unsecured benchmark transaction of 1-2 tranches will follow, with an expected maturity in the 7-12 year range. Relevant stabilization regulations including FCA/ICMA will apply. The Company intends to use the net proceeds of the transaction to repurchase certain series of its outstanding debt securities pursuant to a concurrent cash tender offer launched today.

Representing the Company will be:

Daniel Florin, Senior Vice President and CFO

Robert Marshall, Vice President, Investor Relations and Treasurer

Meeting Schedule:

Tuesday, November 29:	London	1x1’s and Group Lunch
Wednesday, November 30:	Frankfurt	1x1’s
	Munich	1x1’s
Thursday, December 1:	Amsterdam	Group Breakfast
	Paris	1x1’s and Group Lunch

Disclaimer

Zimmer Biomet has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and final prospectus supplement, when available, and the accompanying base prospectus in that registration statement and other documents Zimmer Biomet has filed with the SEC for more complete information about Zimmer Biomet and this offering. You may obtain these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, Zimmer Biomet, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and final prospectus supplement, when available, and the accompanying base prospectus if you request it by calling toll-free 1-800-854-5674.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

A security rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency.

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